ALTIS LIMITED ALTERNATIVE
                               STRATEGY FUND, LLC
                             6041 South Syracuse Way
                                    Suite 307
                           Greenwood Village, CO 80111
                                 (303) 397-1956



October 24, 2005



VIA EDGAR

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Altis Limited Alternative Strategy Fund, LLC
                  Registration Statement on Form N-2
                  Registration Numbers 333-92390; 811-21161

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Altis Limited Alternative Strategy Fund, LLC (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form N-2 (File Nos. 333-92390 and 811-21161), together with all amendments and exhibits thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on July 15, 2002, and Amendments No. 1 and 2 to the Registration Statement were filed with the Commission on January 14, 2003 and May 23, 2003, respectively.

The Registrant is no longer seeking to offer or issue limited liability interests and desires to not register any of its limited liability company interests under the Registration Statement. The Registration Statement was never declared effective, and no limited liability company interests have or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. For this reason, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.



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United States Securities and Exchange Commission
October 24, 2005
Page 2

Accordingly, the Registrant hereby respectfully requests that, in accordance with the provisions of Rule 477(a) under the Securities Act, an order granting the withdrawal of the Registration Statement be issued by the Commission.

The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

If you should have any questions or comments regarding this request for withdrawal, please contact the undersigned at (303) 874-3194. Please provide a copy of the order consenting to the withdrawal to the undersigned by facsimile at (303) 874-3198.

Yours very truly,

s/Gordon D. Dihle

Gordon D. Dihle
President, Principal Financial and
Accounting Officer and Manager of
Altis Limited Alternative Strategy Fund, LLC